UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-27605

Vascular Solutions, Inc.
(Exact name of registrant as specified in its charter)

6464 Sycamore Court North Minneapolis, Minnesota 55639 (763) 656-4200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One (1)*

Pursuant to the requirements of the Securities Exchange Act of 1934, Vascular Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Vascular Solutions, Inc.

Date:	February 27, 2017	By:	/s/ Gordon Weber
Name: Gordon Weber
Title: Vice President, General Counsel and Corporate Secretary

* On February 17, 2017, pursuant to an Agreement and Plan of Merger, dated as of December 1, 2016, by and among Vascular Solutions, Inc. (the “Company”), Teleflex Incorporated (“Parent”) and Violet Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent.